UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                   No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 27, 2016	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Report of Vote Results

www.cn.ca

Corporate Services

Sean Finn

Executive Vice-President Corporate

Services and Chief Legal Officer

935 de La Gauchetiere Street West

Montreal, Quebec H3B 2M9

Canada

Telephone: (514) 399-7091

Facsimile: (514) 399-4854

Services corporatifs

Vice-président exécutif Services corporatifs

et chef de la direction des Affaires

juridiques

935, rue de La Gauchetière Ouest

Montréal (Québec) H3B 2M9

Canada

Téléphone : 514-399-7091

Télécopieur : 514-399-4854

VIA SEDAR

April 27, 2016

To:                             Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities Office, Newfoundland & Labrador

Department of Justice, Northwest Territories

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities Office, Prince Edward Island

Saskatchewan Financial Services Commission

Yukon Securities Office

Department of Justice, Nunavut

RE:                          Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 26, 2016, at 10:00 a.m., (Eastern Daylight Time) in Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 — Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 11 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Donald J. Carty	559,678,494	98.40	9,080,513	1.60
Amb. Gordon D. Giffin	551,104,145	96.90	17,654,862	3.10
Edith E. Holiday	555,452,082	97.66	13,306,925	2.34
V. Maureen Kempston Darkes	552,871,773	97.21	15,887,234	2.79
The Hon. Denis Losier	555,092,820	97.60	13,666,187	2.40
The Hon. Kevin G. Lynch	566,687,098	99.64	2,071,909	0.36
Claude Mongeau	547,364,422	96.24	21,394,585	3.76
James E. O’Connor	567,384,099	99.76	1,374,908	0.24
Robert Pace	548,527,307	96.44	20,231,700	3.56
Robert L. Phillips	560,886,614	98.62	7,872,393	1.38
Laura Stein	566,174,685	99.55	2,584,322	0.45

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 97.97% of the common shares represented as follows:

Votes For — 575,884,272 (97.97%)

Votes Withheld — 11,935,844 (2.03%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.72% of the common shares represented at the Meeting as follows:

Votes For — 555,770,514 (97.72%)

Votes Against — 12,988,176 (2.28%)

4. Shareholder Proposal

A ballot was conducted with respect to the vote on the Shareholder Proposal — that the Board of Directors shall require that the Audit Committee will request proposals for the audit engagement no less than every 8 years. The percentage of common shares voted “FOR” was 2.99% of the common shares represented at the Meeting as follows:

Votes For — 17,027,130 (2.99%)

Votes Against — 551,731,562 (97.01%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer